AFFIRMATIVE INSURANCE HOLDINGS, INC.

4450 Sojourn Drive, Suite 500

Addison, Texas 75001

(972) 728-6300

Mark E. Pape

Executive Vice President &

Chief Financial Officer

August 30, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-6010

Re:	Affirmative Insurance Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2006
File Number 000-50795

Dear Mr. Rosenberg:

We are responding to your correspondence to Mr. Kevin R. Callahan, Chairman and Chief Executive Officer of Affirmative Insurance Holdings, Inc., dated July 3, 2007 (the “Correspondence”). Our responses are keyed to, and organized by, the comments as set forth in your Correspondence.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 56

1.

You do not appear to have discussed or quantified the variability implicit in your critical accounting estimates. In providing investors with a fuller understanding of the likelihood that materially different amounts would be reported under different conditions or using different assumptions, your disclosure should include quantification of the related variability in operating results that you expect to be reasonably likely to occur. Please describe in a disclosure-type format the expected uncertainties and variability implicit in your critical accounting estimates, other than those related to your reserving process which are addressed in the following comments. Quantify the effect that changes in such estimates have had on your financial statements for each period presented and the effect that

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

August 30, 2007

“reasonably likely” changes in these estimates may have on your financial statements in the future.

Response: We have considered the disclosures that were made regarding our Critical Accounting Policies beginning on page 56. While each of these policies is accurately described, not every accounting policy necessarily contains critical assumptions or estimates. Therefore, in our future filings, we will remove the current disclosure and replace it with the following (updated) Critical Accounting Policies (as applicable to our 2006 Form 10-K):

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (generally accepted accounting principles) requires us to make estimates and assumptions when applying our accounting policies. The following sections provide information about our estimation process related to certain of our critical accounting policies:

•	reinsurance recoverable on paid and incurred losses;

•	deferred policy acquisition costs;

•	reserving for unpaid losses and loss adjustment expenses;

•	valuation of investments; and

•	accounting for business combinations, goodwill and other intangible assets.

Reinsurance recoverable on paid and incurred losses. We record the amounts we expect to receive from reinsurers as assets on our balance sheet. Our insurance companies report as assets the estimated reinsurance recoverable on paid losses and unpaid losses, including an estimate for losses incurred but not reported. These amounts are estimated based on our interpretation of each reinsurer’s obligations pursuant to the individual reinsurance contracts between us and each reinsurer, as well as judgments we make regarding the financial viability of each reinsurer and its ability to pay us what is owed under the reinsurance contract.

At December 31, 2006, we had $24.8 million receivables from reinsurers, including $20.2 million gross recoverable from VFIC. Currently the VFIC Trust holds $23.1 million to collateralize the $20.2 million gross recoverable from VFIC.

We routinely monitor the collectibility of the reinsurance recoverables of our insurance companies to determine if an amount is potentially uncollectible. Our evaluation is based on periodic reviews of our aged recoverables, as well as our assessment of recoverables due from reinsurers known to be in financial difficulty. Excluding VFIC, all reinsurers are currently rated A- or better by A. M. Best. Our estimates and judgment about

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

August 30, 2007

collectibility of the recoverables and the financial condition of reinsurers can change, and these changes can affect the level of reserve required.

As of December 31, 2006 and December 31, 2005, we have no reserve for uncollectible reinsurance recoverables. We assessed the collectibility of our year-end receivables and believe all amounts are collectible based on currently available information.

Deferred policy acquisition costs. Deferred policy acquisition costs represent the deferral of expenses that we incur acquiring new business or renewing existing business. Policy acquisition costs (primarily commissions and underwriting and agency expenses related to issuing a policy) are deferred and charged against income ratably over the terms of the related policies. At December 31, 2006, we had $23.9 million of deferred policy acquisition costs. Management regularly reviews the categories of acquisition costs that are deferred and assesses the recoverability of this asset. A premium deficiency and a corresponding charge to income is recognized if the sum of the expected losses and loss adjustment expenses, unamortized acquisition costs and maintenance costs exceeds related unearned premiums and anticipated investment income. At December 31, 2006, we determined that there was no premium deficiency. Judgments as to the ultimate recoverability of such deferred costs are highly dependent upon estimated future loss costs associated with the premiums written.

Reserving for unpaid losses and loss adjustment expenses.

See discussion below.

Valuation of investments. Our investments are recorded at fair value, which is typically based on publicly available quoted prices. From time to time, the carrying value of our investments may be temporarily impaired because of the inherent volatility of publicly traded investments. We do not adjust the carrying value of any investment unless management determines that the impairment of an investment’s value is other than temporary.

We conduct regular reviews to assess whether the amortized cost of our investments are impaired and if any impairment is other than temporary. Factors considered by us in assessing whether an impairment is other than temporary include the credit quality of the investment, the duration of the impairment, our ability and intent to hold the investment until recovery and overall economic conditions. If we determine that the value of any investment is other-than-temporarily impaired, we record a charge against earnings in the amount of the impairment. At December 31, 2006, we had gross unrealized losses on fixed income securities of $711,000 (0.3% of aggregate market value).

The table set forth below shows our investments with gross unrealized losses and fair value, aggregated by type of fixed maturity investment and length of time that individual securities had been in a continuous unrealized loss position at December 31, 2006 (dollars in thousands):

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

August 30, 2007

	Year Ended December 31, 2006
	Less Than Twelve Months		Over Twelve Months		Total
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
U.S. Government and agencies	$(1)	$323	$(83)	$3,959	$(84)	$4,282
Municipal	(219)	81,054	(211)	33,183	(430)	114,237
Corporate and other	(51)	3,042	(146)	6,151	(197)	9,193

Total Investments	$(271)	$84,419	$(440)	$43,293	$(711)	$127,712

Based on our review as of December 31, 2006, we determined that none of the securities represented by the table above met the criteria for other-than-temporary impairment write-downs.

Should market interest rates increase 1.0%, our fixed income investment portfolio would be expected to decline in market value by 1.01% (or $2.24 million), representing the effective duration multiplied by the change in market interest rates. Conversely, a 1.0% decline in interest rates would result in a 1.01% (or $2.24 million) increase in the market value of our fixed income investment portfolio.

Valuation of goodwill and other intangible assets. As required by SFAS No. 142, “Goodwill and Other Intangible Assets,” we test our goodwill and intangible assets for impairment annually, or more frequently if impairment indicators arise that would more-likely-than-not reduce the fair value below their carrying amounts. We test for impairment based upon the following: (1) the historical financial performance of the unit; (2) the most recent financial performance of the unit; (3) management’s financial forecast for the unit; (4) information regarding publicly available financial terms of recent transactions in the insurance industry; and (5) other publicly available information. We perform impairment tests annually as of September 30. The test performed as of September 30, 2006 indicated that there was no goodwill or indefinite life intangible asset impairment.

Intangible assets with finite lives are amortized over their useful lives and are periodically reviewed to ensure that no conditions exist indicating the recorded amount of finite life intangible assets is not recoverable from future undiscounted cash flows.

As of December 31, 2006, our financial statements include $65.3 million of goodwill, $14.7 million of indefinite life intangible assets and $3.4 million of finite life intangible assets having estimated lives of between two and 20 years.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

August 30, 2007

Reserving for unpaid losses and loss adjustment expenses, page 58

We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on future reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below:

2.	In calculating ultimate losses, you use “projections developed by our actuaries using analytical methodology commonly used in the property-casualty insurance industry.” We believe that investors would benefit from a description of the methods and assumptions used to estimate your loss and loss adjustments expense reserves. Please provide in a disclosure-type format the following information.

•	Describe the “analytical methodologies” (e.g. Bornhuetter-Ferguson) that are used to estimate your ultimate losses, distinguishing between methods used for recent and more mature accident years.
•

Discuss and quantify your calculation of the IBNR reserve. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and case reserves, but there may be other methods as well.

•	Discuss the factors that you considered in evaluating the actuarial ranges and finalizing the “best estimate” of your loss reserves at December 31, 2006.
•	Describe the extent of your procedures for determining reserve adequacy on both an annual and interim reporting basis.

Response: On a quarterly basis, for each financial reporting period, we record our best estimate of our overall reserve for both current and prior accident years. The amount recorded represents the remaining amount we expect to pay for all covered losses that occurred through the current financial statement date, as well as the amount we expect to expend for all claim settlement expenses. The overall reserve for losses and loss adjustment expenses estimate that we record is the difference between (1) our point estimate of the ultimate loss and ultimate loss adjustment expenses, and (2) the amount of

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

August 30, 2007

losses and loss adjustment expenses paid through the current financial statement. Our point estimate of ultimate loss consists of a point estimate for Incurred But Not Reported (“IBNR”) losses. The IBNR reserve is calculated by reducing the overall reserve for loss by the amount of our case reserves. The point estimate of ultimate loss adjustment expenses consists of a separate point estimate for adjusting and other expenses (“A&O”) and for defense and cost containment expenses (“DCC”).

We utilize different processes to determine our best estimate for unpaid losses and unpaid loss adjustment expenses. We establish a standard system-generated case loss reserve that varies by state, program, coverage and, in some instances for certain coverages, elapsed time since date of loss. The only variation to this methodology for setting case loss reserves exists in the instance where our claims professionals believe our financial exposure for a particular loss event is significant and in fact may approach or be equal to our policy limits. In these instances our claims staff will establish a case loss reserve to reflect their view regarding the potential cost of this exposure to us.

The system automatically adjusts the case loss reserves downward in the event a partial payment is made and a claim remains open. The adjuster has the ability to re-adjust the case loss reserves in an instance where a partial payment is made if they believe the facts of the claim justify a different reserve. This activity is generally limited to our personal injury protection coverage, where we have a significant amount of this type of activity.

Our actuarial staff estimates IBNR losses and ultimate loss adjustment expenses quarterly using detailed statistical analyses and judgment including adjustment for deviations in trends caused by internal and external variables that may affect the resulting reserves. The underlying processes require the use of estimates and informed judgment, and as a result the establishment of loss and loss adjustment expenses reserves is an inherently uncertain process. The following generally accepted actuarial loss and LAE reserving methodologies are used in our analysis:

•

Paid Loss Development – Uses historical loss or loss adjustment expense payments over discrete periods of time to estimate future losses or loss adjustment expense. Paid development methods assume that the pattern of paid losses or loss adjustment expense occurring in past periods will recur for losses occurring in subsequent periods.

•

Incurred Loss Development – Uses historical case incurred loss and loss adjustment expense (i.e., the sum of cumulative loss and loss adjustment expense payments plus outstanding case loss reserves) over discrete periods of time to estimate future losses. Incurred development methods assume that the case loss and loss adjustment expense reserving practices are consistently applied over time.

•	Paid Bornhuetter/Ferguson – Uses a combination of paid development methods and expected loss and loss adjustment expense methods. Expected loss ratio

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

August 30, 2007

methods are based on the assumption that ultimate losses vary proportionately with premiums. Expected loss and loss adjustment expense ratios are typically developed based upon the information used in pricing and are multiplied by the total amount of premiums earned to calculate ultimate loss and loss adjustment expense.

•

Incurred Bornhuetter/Ferguson – Uses a combination of incurred development methods and expected loss adjustment expense methods. Expected loss ratio methods are based on the assumption that ultimate losses vary proportionately with premiums. Expected loss and loss adjustment expense ratios are typically developed based upon the information used in pricing and are multiplied by the total amount of premiums earned to calculate ultimate loss and loss adjustment expense.

•

Frequency and Severity Methods – Uses historical claim count development over discrete periods of time to estimate future claim count development. A ratio of ultimate claim counts to earned car years is applied to the ultimate dollars of loss per claim for each accident quarter.

There are numerous factors, both internal and external, that we consider when evaluating the reasonableness of the various methods used to determine the actuarial best estimate of loss and loss adjustment expense reserves. Many of the factors vary for different states, programs, coverage groups, and accident periods. Some examples of internal factors considered are changes in product mix, changes in claims-handling practices, loss cost trends and underwriting standards and rules. External factors considered include claims frequency, claim severity, the effect of inflation on medical hospitalization, material repair and replacement costs, as well as general economic and legal trends.

On a monthly basis, our actuarial staff tracks the actual emergence of loss and loss adjustment expense data by accident period and compares it to the expected emergence. The actuarial staff reviews any deviations and determines if it is appropriate to revise any assumptions that they will use to develop loss and loss adjustment expense reserve estimates.

We review loss reserve adequacy quarterly by accident year at a state, program and coverage level. Carried Reserves are adjusted as additional information becomes known. Such adjustments are reflected in our current year operations. Reserves for losses and loss adjustment expenses reserves are also certified to state regulators annually. We will include the substance of the foregoing information in our future filings (as the same may be updated and/or applicable).

3.	Your process for estimating loss reserves requires you to make assumptions regarding the “effect of inflation on medical hospitalization, material repair and replacement costs, general economic trends and the legal environment.” Also, you “continue to see favorable frequency

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

August 30, 2007

trends and moderating severity trends” and “periodically adjust losses and loss adjustment expense reserves for changes in product mix, underwriting standards, loss cost trends and other factors.” Please describe and quantify in a disclosure-type format those individual assumptions, such as claim frequency and severity that have materially affected your estimate of the reserve for losses and loss adjustment expenses. In addition, provide the following information.

•	For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period.
•

Explicitly identify and discuss key assumptions as of December 31, 2006 that are inconsistent with historical loss reserve development patterns. Explain your expected future loss emergence so that investors may understand why these new assumptions are now appropriate.

Response: In our future filings, we will include substantially the following information (as updated and/or applicable): Two key assumptions that have a material affect on the estimate of loss and loss adjustment expense reserve are claim frequency and severity. For the period ended December 31, 2006, we observed favorable frequency trends and moderating severity trends. The frequency trend, while comparable to the most recent prior period, was slightly better than the one that was embedded in the forecasted loss ratio. We attribute much of this recent favorable trend to the increase in gas prices in mid 2005. The improved frequency trends in 2003 – 2005 are consistent with industry results as a whole and are not unique to our book of business. The moderating severity trend is a result of the integrated claims department improving the quality of claims handling and managing the claims process more effectively.

4.	You do not appear to discuss or quantify the expected “reasonably likely” variability in your most recent estimate of losses and loss expenses. Please provide us in disclosure type format preferably in a tabular quantification the impact that “reasonably likely” changes in your key reserve assumptions may have on future reported results, financial position and liquidity. Explain why management believes the scenarios identified are “reasonably likely,” particularly if the “reasonably likely” variation differs materially from actual variations experiences in recent years.

Response: We determined that our historical loss and LAE reserve development does not provide the most reasonable indication of the potential variability associated with our reserves. Accordingly, we performed a sensitivity analysis of our loss and LAE reserve estimates based on potential variability of our Carried Loss Reserves by Accident Period.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

August 30, 2007

The variability surrounding the carried loss reserves diminishes for each accident period as the current accident year contains the greatest proportion of losses that have not been reported or settled, and these elements must be estimated as of the current reporting date. The proportion of losses with these characteristics diminishes in subsequent years. Applying a 95% Confidence Interval based on our Paid Loss Development factors we have determined that the combined effects of adjustments to the initial estimate for loss reserves produce a range of -6.00% to 4.50%.

Applying the above potential variation to the 12/31/2006 estimate of ultimate loss reserves would yield an indication of sensitivity to held reserves from $(8.4) million to $6.3 million, generating an impact to after-tax income of $5.5 million to $(4.1) million, respectively (assuming a 35% tax rate). The final outcome may fall below or above these amounts.

There can be no assurance that actual future loss and LAE development variability will be consistent with any potential variation indicated by our historical loss and LAE development experience. Management does not currently use such an analysis in establishing loss and LAE reserves. We will include the substance of the foregoing information in our future filings (as updated and/or applicable).

5.	You appear not to explain the specific factors causing the favorable loss development during the past two years, which was material to your operating results. Please discuss and quantify in a disclosure-type format these factors, particularly the emerging loss development trends that have constituted the primary basis for revision of your key reserve assumptions. Include the following information.

•	Identify changes in methods and/or key assumptions that you made in re-estimating the reserve since the previous reporting date.
•

Identify the nature and timing of the change in estimate, explicitly identifying the describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

•	Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.
•	Explain more specifically and quantify the factors supporting your disclosure that you “continue to see favorable frequency trends and moderating severity trends.”

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

August 30, 2007

Response:

•

Historically, one of the factors we have considered in the course of estimating our reserves has included the input of several reinsurance companies, which we have used in determining our initial provisional (expected) loss ratio to book the current Treaty Year loss ratio on our Insurance Carriers. Typically, this ratio has been monitored for adequacy but not adjusted until 12 months after the beginning of each Treaty Period. This methodology for evaluating and booking our loss reserves continued through year end 2006. At the time this process was implemented, we had a nominal amount of prior year experience to project ultimate loss reserves, which differed significantly by program. Additionally, we were in the process of developing a consistent set of practices within our claims organization, which reduced our ability to rely on historical patterns. As a result, we placed more weight on initial projected Loss Ratios than we do presently.

•

As we have gathered more data points, and more information has become available regarding the incurred and paid loss development patterns underlying these periods, the loss development patterns have proven reliable and the reserves have been adjusted to reflect the developed projected results.

•	The favorable loss development during the past two years has thus been a result of better loss reserve experience than initially expected on these earlier periods.

•

The frequency trend, while comparable to the most recent prior period, was slightly better than the one that was embedded in the forecasted loss ratio. We attribute much of this recent favorable trend to the increase in gas prices in mid 2005. The improved frequency trends in 2003 – 2005 are consistent with industry results as a whole and are not unique to our book of business. The moderating severity trend is a result of the integrated claims department improving the quality of claims handling and managing the claims process more effectively.

We will include the substance of the foregoing information in our future filings (as updated and/or applicable).

6.	Each year, you engage “independent opining actuaries” to test reserve adequacy. This reference suggests to an investor that you are placing reliance on this actuarial firm, which we believe requires that you include the actuarial firm’s name in the 1934 Act filing. Additionally, if your Form 10-K is incorporated by reference into a 1933 Act registration statement, a consent from the “independent opining actuaries” must be provided in the 1933 Act registration statement. This comment also applies to your disclosure in the Form 10-Q for the quarterly period ended March 31, 2007 that you will be undertaking a valuation study

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

August 30, 2007

with the assistance of an independent valuation specialist related to your acquisition of USAgencies. Please advise.

Response: In our Form 10-K for the period ended December 31, 2006 (page 17), we state that we estimate our losses, loss adjustment expense reserves and deposit liabilities based upon an ultimate liability analysis provided to us by our “independent opining actuaries.” In fact, we do not exclusively or even materially rely upon the positions, analyses or opinions of any third-party actuaries we may engage from time to time in the process of making our loss adjustment reserve estimates. Although we consider the developed projections and analyses of certain third-party actuaries for statistical purposes in the process of establishing our best estimates of unpaid losses and unpaid loss adjustment expenses in order to establish our loss reserves, any information, projections or analyses provided to us by any third-party actuaries in this regard is and always has been used solely as a supplement to our own internal process of estimating adequate loss reserves. Accordingly, in order to remove any potentially misleading suggestion to an investor that we are relying exclusively or primarily upon the analysis of any particular third-party or “independent” actuary in determining our loss reserve adequacy, we will specify in our future filings that any information provided by any such actuary is one of several factors we consider in establishing loss reserves.

With regard to our disclosure in our Form 10-Q for the quarterly period ended March 31, 2007, that we will be undertaking a valuation study with the assistance of an “independent valuation specialist” related to our acquisition of USAgencies, please be advised that we are not placing exclusive or even a material reliance on the input of any third-party valuation specialist we have engaged vis-à-vis our acquisition of USAgencies. Any information or analysis provided to us by any third-party valuation specialist in this regard has been used as a supplement to our own internal valuation methods and considerations. Accordingly, in order to remove any potentially misleading suggestion to an investor that we are relying exclusively or primarily upon the valuation analysis of any third-party or “independent” valuation specialist, we have omitted any reference to our use of the services of any valuation specialist in our Form 10-Q for the quarterly period ended June 30, 2007 (as filed with the Commission on August 9, 2007), and will similarly omit any such reference in our future filings consistent with the foregoing.

7.	Please discuss and quantify in a disclosure-type format the principal terms of your assumed reinsurance contracts, including exclusions, ceding company retention limits, specified maximum loss limits and cancellation provisions, distinguishing between treaties with VIG subsidiaries and other ceding companies.

Response: We will include the substance of the following information in our future filings (as updated and/or applicable): We assumed reinsurance primarily through quota

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

August 30, 2007

share reinsurance agreements with VIG subsidiaries and Old American County Mutual Fire Insurance Company (“OACM”).

In June, 2006, the Texas Department of Insurance (“TDI”) placed VFIC, along with several of its affiliates, into rehabilitation and subsequently into liquidation (except for VIG which remains in rehabilitation). In accordance with the TDI liquidation orders, all VIG subsidiary reinsurance agreements were terminated. Prior to the termination, we assumed various quota share percentages according to which managing general agents (“MGAs”) produced the business. With respect to business produced by certain MGAs, we assumed 100% of the contracts. For business produced by other MGAs, our assumption was net after VIG cession to other reinsurers. For this latter assumed business, the other reinsurers and their participation varied by MGA. Prior to the termination of the VIG subsidiary reinsurance agreements, the agreements contained no maximum loss limit other than the underlying policy limits. The ceding company’s retention was zero and these agreements could be terminated at the end of any calendar quarter by either party with prior written notice of not less than 90 days.

Our other significant assumed reinsurance agreement is with OACM whereby we have assumed 100% of the policies issued by OACM for business produced by our owned MGAs, Affirmative Insurance Services of Texas, Inc. and A-Affordable Managing General Agency, Inc. OACM does not retain any of this business and there are no loss limits other than the underlying policy limits. The OACM reinsurance agreement may be terminated upon prior written notice of not less than 90 days. In the event of such termination, the MGA agrees that for ten years the MGA shall produce automobile insurance business in the State of Texas solely for the benefit of OACM. The OACM reinsurance agreement automatically terminates on January 1, 2014.

Assumed written premiums by ceding insurer are as follows (dollars in thousands):

	Assumed Premiums Written
	2006	2005	2004
VIG Subsidiaries
Vesta Fire	704	24,943	36,003
Vesta Insurance Corporation	2,139	(1,787)	13,727
Hawaiian Insurance & Guaranty Co	7,806	23,806	19,985
Shelby	1	(2)	4,018

Total	10,650	46,960	73,733

Old American County Mutual	74,398	100,292	22,722
Other	—	176	2,708

Total	85,048	147,428	99,163

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

August 30, 2007

8.	In determining your reserve for losses and loss adjustment expenses, you use “estimates received from ceding companies, reinsurers and insurance pools and associations.” Please describe in a disclosure-type format how the risks arising from your reliance upon this third party-generated information affect your financial reporting. Quantify the historical and expected impact of variations from these estimates on your financial position and results of operations. Also, include following information:

•	The time lag from when this information is reported to the cedant to when this information is reported to you and whether, how and to what extent this time lag effects your estimates;
•	A description of the degree of variation in ceding company reserve practices, including the different actuarial methods and key assumptions used, and how you compensate for these variations;
•	The process you perform to determine the accuracy and completeness of the information received from ceding companies;
•

How you provide for these data limitations in your reserve estimation process, including related assumptions used to arrive at your best estimate and what specific factors led you to believe this amount is the most realistic;

•	Quantification of the frequency and magnitude of re-estimation adjustments related to third party data for each period presented; and
•	The frequency and magnitude of disputes with ceding companies and the duration of your dispute resolution process.

Response: We currently have one relationship with an unaffiliated reinsurer (rated A- by AM Best) from which we obtain data that we use in the course of estimating our loss and loss adjustment expense reserves. Our relationship with this reinsurer consisted of a fronting relationship in which we ceded 100% of the policies written to the reinsurer, who was also responsible for managing the book of business. This book of business went into run-off in 2000, and the reinsurer is currently responsible for the handling of claims. We receive estimates of direct loss and loss adjustment expense reserves on a monthly basis from the reinsurer, which we use in the course of estimating our own loss and loss adjustment expense reserves. At this time, we do not have (nor have there ever been) any disputes with this reinsurer, and we do not anticipate that our relationship with this unaffiliated reinsurer will have an impact on our financial position.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

August 30, 2007

Results of Operations, page 49

9.	Your net income before income taxes decreased from $41.5 million in 2004 to $7.3 million in 2006. This decrease appears to have resulted primarily from your strategy to significantly increase retention and restructure agency fees. Thus, commission income decreased from $126.7 million in 2004 to $60.1 million in 2006, which appears to have been the primary cause of the corresponding decrease in your net income before income taxes. We believe that your discussion and analysis of operating results could be improved to allow investors to better ascertain the likelihood that this recent operating performance is indicative of expected future operating performance. Please discuss and quantify in a disclosure-type format the financial objectives of your retention strategy and its expected continuing impact over time on your consolidated operating results.

Response: The overall directionality of our results as presented in the question is correct; net income before income taxes actually decreased from $41.5 million in 2004 to $12.5 million in 2006 (not $7.3 million as the question indicates), and commission income actually decreased from $126.7 million in 2004 to $61.0 million in 2006 (not $60.1 million as the question indicates).

Our discussion and analysis states that our decrease in commission income is only one contributing factor to our reduced net income before taxes. We demonstrate the effect of this strategy of increased retention in the tables on pages 62 and 67, showing the decline in MGA commissions from $50.7 million in 2004 to $1.3 million in 2006 and the decline in claims service fee income from $15.2 million in 2004 to $2.4 million in 2006. In our comments concerning our corporate strategy, we state that we do not intend to increase retentions in the future on our existing distribution, so investors have no reason to expect that either one of these line items should increase in the future. As for potential future decreases, the referenced tables on pages 62 and 67 indicate that the maximum possible future decline could only be $3.7 million ($1.3 million plus $2.4 million) if all of the remaining income on non-retained business was not earned in the future, which is a significant difference from the combined decline during the two year period of $62.2 million from $65.9 million to $3.7 million. Given the foregoing, this aspect of recent operating performance is not indicative of expected future operating performance.

In addition, the decrease in commission income is correlated with the 48.2% increase in net premiums earned (from $194.3 million in 2004 to $288.1 million in 2006). By increasing our retention, we significantly increased our net premiums earned, which was the stated objective of the strategy (although it simultaneously reduced our commission income). Net premiums earned net of losses and loss adjustment expenses increased $37.4 million between 2004 and 2006. This increase largely (although not completely)

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

August 30, 2007

offset a significant portion of the decline in commissions and fees that resulted from the strategy of increasing retention. In addition, net investment income increased by $6.5 million as a primary result of the increased retention, further offsetting the decrease in commission income.

On page 63, we provide a description of the temporary change in agency fees and indicate that we gave up approximately $3.2 million in agency fees in 2006 as compared to 2005. We then indicate that “in the fourth quarter of 2006, we reinstituted certain agency fees but at a moderate level as compared to the first half of the year.” Again, given the foregoing, we believe we have indicated that our recent operating performance is not indicative of our expected future operating performance.

We have also provided our investors with an extensive discussion of the unusual items in both 2006 and 2005 that affect comparability to prior years. On page 69, we describe $5.3 million in costs affecting the comparability between 2004 and 2005 and on page 64 we describe $16.6 million in costs that affect comparability between 2005 and 2006.

In sum, we believe that we have adequately and comprehensively explained the aforementioned trends in our operating results and have given investors clear visibility into our corporate strategy and its potential effect on our future financial results. We will continue to make disclosures with the same substantive level of detail we have provided to investors in the past.

Notes to Consolidated Financial Statements

Note 1. General, page 83

10.	You had 33 franchise store locations at December 31, 2006. Please discuss in disclosure-type format your accounting for these activities including the disclosures required by paragraphs 20 – 23 of SFAS 45.

Response: At December 31, 2006, we served as the franchisor for thirty-three (33) operating franchise stores (plus one inactive store) located in Florida under the FED USA brand name. As of the date of this Response, and as we disclosed in our most recent report on Form 10-Q for the period ended June 30, 2007 (as filed with the Commission on August 9, 2007), we disclosed that (as of June 30, 2007) we served as the franchisor for thirty-five (35) operating franchise stores (plus one inactive store) located in Florida under the FED USA brand name. Our franchise operations are conducted by FED USA Franchising Group, Inc., a Delaware corporation, which is a wholly-owned subsidiary of Affirmative Franchising Group, Inc., a Texas corporation. Affirmative Franchising Group, Inc. is our wholly-owned subsidiary. Our FED USA franchise operations were acquired along with certain assets of a retail agency from 21st Century Holding Company in December 2004. At the time of that acquisition, there were a total of 42 franchise

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

August 30, 2007

locations. Since December 2004, we have made no effort to extend our franchise operations, as reflected by the aggregate decline in the number of franchised stores since our acquisition. FED USA Franchising Group, Inc. does not actively seek new franchisees, but has sold two (2) franchises to existing franchisees for the operation of an insurance agency and financial services products business or in other lines of business since December 2004 and has continued to provide franchisor services to the existing FED USA franchisees.

Our franchising operations generate minimal revenues and therefore do not have a significant impact on our consolidated operating results. We are engaged in our franchise business primarily for the purpose of creating additional sales locations for our insurance companies’ products, as opposed to seeking revenues from franchise or royalty fees. In short, our business strategy relative to our franchises is to generate revenues from the sale of insurance policies by our franchise stores rather than from the receipt of any initial franchise fees or royalty income from those stores.

We include initial franchise fees and royalty payments that we collect and receive from our franchisees as part of our reported revenues relating to commission income and fees in our financial statements. In our Form 10-Q for the quarter ended June 30, 2007, we modified the description of commission and fee income to include recognition that franchise fees and royalty fees are reported in that line.

For the three and six month periods ended June 30, 2007, FED USA Franchising Group, Inc. earned royalty income of $102,802 and $206,858, respectively, and franchise fees of $11,960 and $23,920, respectively. After direct costs, FED USA Franchising Group, Inc. had a net pre-tax loss of $21,152 for the second quarter of 2007 and a net pre-tax income of $24,543 for the first six months of 2007. In 2006, FED USA Franchising Group, Inc. had a net pre-tax loss of $32,957 for the second quarter and $77,590 for the first six months. Given the de minimis nature of the foregoing amounts relative to our consolidated revenues, our FED USA franchise operations are not now nor have they ever been material to our consolidated operating results.

There are no disclosures that we are required to make pursuant to paragraphs 20-23 of SFAS 45 since all such required disclosures are inapplicable to our franchise operations.

Note 6. Reinsurance, page 96

11.	You completed several novation and commutation agreements in 2005. Please provide a discussion in a disclosure-type format of your accounting for these transactions and quantify the related impact on operating results for each period presented. Describe and quantify any novation and commutation activity reasonably likely to occur in future periods.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

August 30, 2007

Response: We completed only two groups of agreements that had financial impact to us. The first was a novation described on page 99 (repeated on page 21), where we provided the following disclosure:

Effective August 1, 2005, we entered into novation agreements with several unaffiliated reinsurers who participated in a quota share reinsurance agreement in which we also participated. Pursuant to these agreements, we were substituted in place of these reinsurers assuming all rights, interests, liabilities and obligations related to the original quota share reinsurance agreement. As a result of these novation agreements, our participation in the original reinsurance agreement increased from 5% to 100% effective August 1, 2005. In consideration for our assumption of their liabilities, theses reinsurers agreed to pay us an amount equal to their share of the liabilities under the original quota share agreement as of July 31, 2005. We received cash in the amount of $14.2 million in relation to this novation. The terms of this reinsurance agreement did not meet the risk transfer requirements according to FAS 113; therefore, this contract was accounted for as deposits according to the guidelines of SOP 98-7, “Deposit Accounting for Insurance and Reinsurance Contracts that do not Transfer Insurance Risk”. Under deposit accounting, the deposit liability should be adjusted based on the adjusted amount and timing of the cash flows. Changes in the carrying amount of the deposit liability should be reported as income or expense as appropriate. For the years ended December 31, 2006 and 2005, we have recognized $683,000 and $476,700, respectively, in income related to this novation. As of December 31, 2006, $635,000 is included in deferred revenue, which will be recognized as income in future periods. Based on estimated timing of the cash flows, the deferred revenue will be earned over an estimated five (5) year period.

The second group of agreements related to a commutation described on page 100, where we provided the following disclosure:

Effective October 1, 2005, we entered into commutation agreements with several unaffiliated reinsurers who participated in a quota share reinsurance agreement in which we were the direct writer. Pursuant to these agreements, we were substituted in place of these reinsurers assuming all rights, interests, liabilities and obligations related to the original quota share reinsurance agreement. In consideration for our assumption of their liabilities, these reinsurers agreed to pay us an amount equal to their share of the liabilities under the original quota share agreement as of September 30, 2005. As of December 31, 2005, we had received $4.5 million in relation to this commutation.

In the case of the novation, our disclosure provided both our accounting for the transaction and the quantification of the related impact on operating results for all periods presented. In the case of the commutation, the transaction met the risk transfer

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

August 30, 2007

requirements of SOP 98-7 (by transferring both underwriting and timing risk). Consequently, we were substituted as the direct writer, and the commuted agreement becomes indistinguishable from our other directly written insurance business that is not reinsured. Therefore, we accounted for this agreement exactly as we account for all of our written business, as disclosed in the document. Since there was no profit or loss on this transaction, we did not specifically or separately disclose the operating results on this particular contract. Had there been profit or loss realized in connection with the transaction, we would have separately disclosed that fact and quantified the related impact on the operating results of the periods presented.

In order to provide more thorough disclosure relative to our commutations, we shall modify the paragraph on page 100 to read substantially as set forth below in our future filings:

Effective October 1, 2005, we entered into commutation agreements with several unaffiliated reinsurers who participated in a quota share reinsurance agreement in which we were the direct writer. Pursuant to these agreements, we were substituted in place of these reinsurers assuming all rights, interests, liabilities and obligations related to the original quota share reinsurance agreement. In consideration for our assumption of their liabilities, these reinsurers agreed to pay us an amount equal to their share of the liabilities under the original quota share agreement as of September 30, 2005. We received $9.5 million in relation to the assumption of $9.5 million in policy liabilities. Accordingly, no profit or loss was recognized as a result of these commutation agreements.

We plan to include in future filings with the Commission, after we complete the process of responding to the Staff’s comments in the Comment Letter and any subsequent related correspondence and for so long as it continues to be appropriate to do so, a disclosure that we are not aware of any novation or commutation activity that is reasonably likely to occur in future periods.

12.	You describe deposit accounting for reinsurance that fails to meet the risk transfer test as “the deposit liability should be adjusted based on the adjusted amount and timing of the cash flows” and “excess deposit liabilities are recorded as income based on a percentage of actual paid losses, if the estimated deposit liabilities are less than recorded liabilities.” Please clarify in a disclosure-type format how you account for contracts as deposits that more explicitly follows the guidance in SOP 98-7, including the nature of the risk transferred under these reinsurance arrangements. Include in your response the disclosures required by SOP 98-7.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

August 30, 2007

Response: In 2005, we completed a novation described on page 99 (repeated on page 21), where we provided the following disclosure:

Effective August 1, 2005, we entered into novation agreements with several unaffiliated reinsurers who participated in a quota share reinsurance agreement in which we also participated. Pursuant to these agreements, we were substituted in place of these reinsurers assuming all rights, interests, liabilities and obligations related to the original quota share reinsurance agreement. As a result of these novation agreements, our participation in the original reinsurance agreement increased from 5% to 100% effective August 1, 2005. In consideration for our assumption of their liabilities, theses reinsurers agreed to pay us an amount equal to their share of the liabilities under the original quota share agreement as of July 31, 2005. We received cash in the amount of $14.2 million in relation to this novation. The terms of this reinsurance agreement did not meet the risk transfer requirements according to FAS 113; therefore, this contract was accounted for as deposits according to the guidelines of SOP 98-7, “Deposit Accounting for Insurance and Reinsurance Contracts that do not Transfer Insurance Risk”. Under deposit accounting, the deposit liability should be adjusted based on the adjusted amount and timing of the cash flows. Changes in the carrying amount of the deposit liability should be reported as income or expense as appropriate. For the years ended December 31, 2006 and 2005, we have recognized $683,000 and $476,700, respectively, in income related to this novation. As of December 31, 2006, $635,000 is included in deferred revenue.

On page 87, we provided additional disclosure as follows:

Contracts that do not result in the reasonable possibility that the reinsurer may realize a significant loss from the insurance risk assumed generally to not meet the conditions for reinsurance accounting and must be accounted for as deposits according to the guidelines of SOP 98-7, “Deposit Accounting for Insurance and Reinsurance Contracts that do not Transfer Insurance Risk”. Under Deposit Accounting, excess deposit liabilities are recorded as income based on a percentage of actual paid losses, if the estimated deposit liabilities are less than the recorded deposit liabilities.

These disclosures include the accounting treatment and financial impact on the results for each period presented.

We plan to include in future filings with the Commission, after we complete the process of responding to the Staff’s comments in the Comment Letter and any subsequent related correspondence, and for so long as it continues to be appropriate to do so, such disclosures as are appropriate.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

August 30, 2007

In connection with our foregoing responses to the Commission’s comments, and pursuant to the Commission’s instructions, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures contained in its periodic filings, (ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further comments or questions regarding the subject matter of this correspondence to the attention of the undersigned, as well as to Scott P. Slykas, Esq., Director of Corporate Legal and SEC Affairs for the Company.

We thank you for your comments and assure you of our commitment to the presentation of full and accurate reporting on behalf of our Company.

Very Truly Yours,

/s/ Mark E. Pape
Mark E. Pape Executive Vice President & Chief Financial Officer